DBS

08000159

082-03172

October 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC Mail Processing Section
JAN 10 2008
Washington, DC
104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

PROCESSED
JAN 15 2008
THOMSON FINANCIAL

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,220** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,151,963	4,072,000,273.28	Before Exercise:	18,443,332
						Add New Option(s)	0
			Add Exercise:	9,220	137,014.20	Less Exercise:	9,220
						Less Lapsed Option(s)	0
			After Exercise:	1,517,161,183	4,072,137,287.48	After Exercise:	18,434,112

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 05 October 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Roderick Gregory Theseira	04/10/2007	5,680	14.7300	83,666.4000	00031096	83,666.40	2004Mar
2	Roderick Gregory Theseira	04/10/2007	3,540	15.0700	53,347.8000	00031096	53,347.80	2005Mar
		Total	**9,220**	**Total**	**137,014.2000**	**Total**	**137,014.20**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 5680

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 05/10/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517157643**	**66595810**	**0**
Amount of Issued Share Capital :	**4072083939.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4072083939.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002566289A

Transaction No.	Company Registration No.	Company Name
C070561897	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002566289A

Date/Time : 05/10/2007 15:44

Transaction No : C070561897

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,325.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3540		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	05/10/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517161183	66595810	0
Amount of Issued Share Capital :	4072137287.48	66595810	0
Amount of Paid-up Share Capital :	4072137287.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002566311A

Transaction No.	**Company Registration No.**	**Company Name**
C070561924	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR00000002566311A	Date/Time : 05/10/2007 15:49
Transaction No	: C070561924	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,315.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

October 4, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,139,363	4,071,799,425.28	Before Exercise:	18,455,932
						Add New Option(s)	0
			Add Exercise:	12,600	200,848.00	Less Exercise:	12,600
						Less Lapsed Option(s)	0
			After Exercise:	1,517,151,963	4,072,000,273.28	After Exercise:	18,443,332

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 04 October 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kam Chew Seng	03/10/2007	2,000	20.8700	41,740.0000	00026252	41,740.00	2000Mar
2	Kok Hau Loong	03/10/2007	1,000	17.7000	17,700.0000	00027292	17,700.00	2001Mar
3	Noel Arguelles Santiago	03/10/2007	7,600	14.7300	111,948.0000	00026401	111,948.00	2004Mar
4	Wee Aik Huat Vincent	03/10/2007	2,000	14.7300	29,460.0000	00026658	29,460.00	2002Mar
		Total	**12,600**	**Total**	**200,848.0000**	**Total**	**200,848.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517141363**	**66595810**	**0**
Amount of Issued Share Capital :	**4071841165.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071841165.28**	**66595810**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002563300A

Transaction No.	Company Registration No.	Company Name
C070558825	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002563300A	Date/Time : 04/10/2007 11:55
Transaction No	: C070558825	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517142363**	**66595810**	**0**
Amount of Issued Share Capital :	**4071858865.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071858865.28**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2007

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EP Ref No :

Receipt No. : ACR0000002563359A

Transaction No.	Company Registration No.	Company Name
C070558877	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002563359A

Date/Time : 04/10/2007 12:07

Transaction No : C070558877

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,355.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517144363**	**66595810**	**0**
Amount of Issued Share Capital :	**4071888325.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071888325.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002563377A

Transaction No.	Company Registration No.	Company Name
C070558899	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002563377A

Date/Time : 04/10/2007 12:13

Transaction No : C070558899

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,345.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	04/10/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517151963**	**66595810**	**0**
Amount of Issued Share Capital :	**4072000273.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4072000273.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002563392A

Transaction No.	Company Registration No.	Company Name
C070558911	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002563392A

Date/Time : 04/10/2007 12:17

Transaction No : C0705589l1

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,335.00

This is a computer-generated receipt. No signature is required.

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DBS

October 2, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,130,363	4,071,691,225.28	Before Exercise:	18,474,907
						Add New Option(s)	0
			Add Exercise:	9,000	108,200.00	Less Exercise:	9,000
						Less Lapsed Option(s)	9,975
			After Exercise:	1,517,139,363	4,071,799,425.28	After Exercise:	18,455,932

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 02 October 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Peck Leang	01/10/2007	5,000	10.4000	52,000.0000	00031005	52,000.00	2003Feb
2	Loh Lai Meng	01/10/2007	2,000	10.4000	20,800.0000	00030130	20,800.00	2003Feb
3	Loo Kok Hoe	01/10/2007	2,000	17.7000	35,400.0000	00029751	35,400.00	2001Mar
		Total	**9,000**	**Total**	**108,200.0000**	**Total**	**108,200.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	02/10/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517132363**	**66595810**	**0**
Amount of Issued Share Capital :	**4071726625.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071726625.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002560133A

Transaction No.	Company Registration No.	Company Name
C070555386	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002560133A

Date/Time : 02/10/2007 18:53

Transaction No : C070555336

Print

Agency : RCB - RCE

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following informa tion. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 11291424 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	02/10/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517139363	66595810	0
Amount of Issued Share Capital :	4071799425.28	66595810	0
Amount of Paid-up Share Capital :	4071799425.28	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002560136A

Transaction No.	Company Registration No.	Company Name
C070555390	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002560136A

Date/Time : 02/10/2007 18:55

Transaction No : C070555390

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,375.00

This is a computer-generated receipt. No signature is required.

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DBS

October 1, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,230** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,129,133	4,071,672,689.18	Before Exercise:	18,476,137
						Add New Option(s)	0
			Add Exercise:	1,230	18,536.10	Less Exercise:	1,230
						Less Lapsed Option(s)	0
			After Exercise:	1,517,130,363	4,071,691,225.28	After Exercise:	18,474,907

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 01 October 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Goh Nai Min Bernard	28/09/2007	1,230	15.0700	18,536.1000	00026534	18,536.10	2005Mar
		Total	**1,230**	**Total**	**18,536.1000**	**Total**	**18,536.10**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1230		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	01/10/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517130363	66595810	0
Amount of Issued Share Capital :	4071691225.28	66595810	0
Amount of Paid-up Share Capital :	4071691225.28	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/10/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002556870A

Transaction No.	Company Registration No.	Company Name
C070551794	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002556870A
Transaction No	: C070551794
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 01/10/2007 15:20

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS

September 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,123,933	4,071,584,213.18	Before Exercise:	18,481,337
						Add New Option(s)	0
			Add Exercise:	5,200	88,476.00	Less Exercise:	5,200
						Less Lapsed Option(s)	0
			After Exercise:	1,517,129,133	4,071,672,689.18	After Exercise:	18,476,137

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng -- Authorised Signature: [signature]

Designation: Group Secretary Date: 28 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ang Hong Whee	27/09/2007	4,000	17.7000	70,800.0000	00030379	70,800.00	2001Mar
2	Liu Wa Ching	27/09/2007	1,200	14.7300	17,676.0000	00029843	17,676.00	2004Mar
		Total	**5,200**	**Total**	**88,476.0000**	**Total**	**88,476.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmss*t**

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	28/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517127933**	**66595810**	**0**
Amount of Issued Share Capital :	**4071655013.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071655013.18**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002553064A

Transaction No.	Company Registration No.	Company Name
C070546867	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002553064A

Date/Time : 28/09/2007 14:51

Transaction No : C070546867

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	28/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517129133**	**66595810**	**0**
Amount of Issued Share Capital :	**4071672689.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071672689.18**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002553164A

Transaction No.	Company Registration No.	Company Name
C070546983	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002553164A	Date/Time : 28/09/2007 15:04
Transaction No	: C070546983	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,118,933	4,071,510,563.18	Before Exercise:	18,486,337
						Add New Option(s)	0
			Add Exercise:	5,000	73,650.00	Less Exercise:	5,000
						Less Lapsed Option(s)	0
			After Exercise:	1,517,123,933	4,071,584,213.18	After Exercise:	18,481,337

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 27 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Li Puay Yeow	26/09/2007	4,000	14.7300	58,920.0000	00028522	58,920.00	2002Mar
2	Lum Moe Tchun	26/09/2007	1,000	14.7300	14,730.0000	00027052	14,730.00	2002Mar
		Total	**5,000**	**Total**	**73,650.0000**	**Total**	**73,650.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517123933**	**66595810**	**0**
Amount of Issued Share Capital :	**4071584213.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071584213.18**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002550068A

Transaction No.	Company Registration No.	Company Name
C070543339	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002550068A

Date/Time : 27/09/2007 14:02

Print

Transaction No : C070543339

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,940** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,111,993	4,071,407,908.58	Before Exercise:	18,493,677
						Add New Option(s)	0
			Add Exercise:	6,940	102,654.60	Less Exercise:	6,940
						Less Lapsed Option(s)	400
			After Exercise:	1,517,118,933	4,071,510,563.18	After Exercise:	18,486,337

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 26 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lau Siu Ki	25/09/2007	1,260	15.0700	18,988.2000	00030692	18,988.20	2005Mar
2	Lau Siu Ki	25/09/2007	5,680	14.7300	83,666.4000	00030692	83,666.40	2004Mar
		Total	**6,940**	**Total**	**102,654.6000**	**Total**	**102,654.60**	

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 5680

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 26/09/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517117673**	**66595810**	**0**
Amount of Issued Share Capital :	**4071491574.98**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071491574.98**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002547196A

Transaction No.	Company Registration No.	Company Name
C070540025	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002547196A

Date/Time : 26/09/2007 11:11

Transaction No : C070540025

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1260		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	26/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517118933**	**66595810**	**0**
Amount of Issued Share Capital :	**4071510563.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071510563.18**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002547212A

Transaction No.	Company Registration No.	Company Name
C070540043	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002547212A

Date/Time : 26/09/2007 11:14

Transaction No : C070540043

Print

Agency : RCB - RCE

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 25, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Tak Yan Gabriel	24/09/2007	1,440	15.0700	21,700.8000	00029124	21,700.80	2005Mar
		Total	**1,440**	**Total**	**21,700.8000**	**Total**	**21,700.80**	

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,440** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,110,553	4,071,386,207.78	Before Exercise:	18,495,117
						Add New Option(s)	0
			Add Exercise:	1,440	21,700.80	Less Exercise:	1,440
						Less Lapsed Option(s)	0
			After Exercise:	1,517,111,993	4,071,407,908.58	After Exercise:	18,493,677

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 25 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319()653 / FRANK WONG KWONG SHING
☐ 11291·4204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1440

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 25/09/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517111993**	**66595810**	**0**
Amount of Issued Share Capital :	**4071407908.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071407908.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002544807A

Transaction No.	Company Registration No.	Company Name
C070537522	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR00C0002544807A	Date/Time : 25/09/2007 11:48
Transaction No	: C070537522	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,515.00

This is a computer-generated receipt. No signature is required.

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DBS

September 24, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,107,553	4,071,346,347.78	Before Exercise:	18,502,717
						Add New Option(s)	0
			Add Exercise:	3,000	39,860.00	Less Exercise:	3,000
						Less Lapsed Option(s)	4,600
			After Exercise:	1,517,110,553	4,071,386,207.78	After Exercise:	18,495,117

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 24 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Li Puay Yeow	21/09/2007	2,000	14.7300	29,460.0000	00028522	29,460.00	2002Mar
2	Lum Moe Tchun	21/09/2007	1,000	10.4000	10,400.0000	00027052	10,400.00	2003Feb
		Total	**3,000**	**Total**	**39,860.0000**	**Total**	**39,860.00**	

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	24/09/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517109553**	**66595810**	**0**
Amount of Issued Share Capital :	**4071375807.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071375807.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/09/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002543979A

Transaction No.	Company Registration No.	Company Name
C070536587	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002543979A

Date/Time : 24/09/2007 18:34

Transaction No : C070536587

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 24/09/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517110553**	**66595810**	**0**
Amount of Issued Share Capital :	**4071386207.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071386207.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002543981A

Transaction No.	Company Registration No.	Company Name
C070536591	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002543981A
Date/Time : 24/09/2007 18:36

Transaction No : C070536591

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,120** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,100,433	4,071,220,639.38	Before Exercise:	18,509,837
						Add New Option(s)	0
			Add Exercise:	7,120	125,708.40	Less Exercise:	7,120
						Less Lapsed Option(s)	0
			After Exercise:	1,517,107,553	4,071,346,347.78	After Exercise:	18,502,717

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 21 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kam Chew Seng	20/09/2007	120	15.0700	1,808.4000	00026252	1,808.40	2005Mar
2	Kam Chew Seng	20/09/2007	7,000	17.7000	123,900.0000	00026252	123,900.00	2001Mar
		Total	**7,120**	**Total**	**125,708.4000**	**Total**	**125,708.40**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319065З / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 7000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 21/09/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517107433**	**66595810**	**0**
Amount of Issued Share Capital :	**4071344539.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071344539.38**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2007

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EP Ref No :

Receipt No. : ACR0000002540236A

Transaction No.	**Company Registration No.**	**Company Name**
C070531595	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002540236A   Date/Time : 21/09/2007 11:44

Transaction No : C070531595   Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,555.00

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 120

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 21/09/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517107553**	**66595810**	**0**
Amount of Issued Share Capital :	**4071346347.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071346347.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002540258A

Transaction No.	Company Registration No.	Company Name
C070531619	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002540258A

Date/Time : 21/09/2007 11:51

Transaction No : C070531619

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,099,233	4,071,202,963.38	Before Exercise:	18,511,037
						Add New Option(s)	0
			Add Exercise:	1,200	17,676.00	Less Exercise:	1,200
						Less Lapsed Option(s)	0
			After Exercise:	1,517,100,433	4,071,220,639.38	After Exercise:	18,509,837

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 20 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Soon Chai	19/09/2007	1,200	14.7300	17,676.0000	00028084	17,676.00	2004Mar
		Total	**1,200**	**Total**	**17,676.0000**	**Total**	**17,676.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190553 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the *information* which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	20/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517100433**	**66595810**	**0**
Amount of Issued Share Capital :	**4071220639.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071220639.38**	**66595810**	**0**

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002537938A

Transaction No.	Company Registration No.	Company Name
C070529185	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002537938A

Date/Time : 20/09/2007 10:57

Transaction No : C070529185

Print

Agency : RCB - RCE

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 18, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,030** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,095,203	4,071,143,591.28	Before Exercise:	18,515,067
						Add New Option(s)	0
			Add Exercise:	4,030	59,372.10	Less Exercise:	4,030
						Less Lapsed Option(s)	0
			After Exercise:	1,517,099,233	4,071,202,963.38	After Exercise:	18,511,037

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 18 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Thong Ming Amelia	17/09/2007	2,000	14.7300	29,460.0000	00028373	29,460.00	2004Mar
2	Wee Aik Huat Vincent	17/09/2007	2,000	14.7300	29,460.0000	00026658	29,460.00	2002Mar
3	Wong Chee Kin Kelvin	17/09/2007	30	15.0700	452.1000	00030817	452.10	2005Mar
		Total	**4,030**	**Total**	**59,372.1000**	**Total**	**59,372.10**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	18/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517097203	66595810	0
Amount of Issued Share Capital :	4071173051.28	66595810	0
Amount of Paid-up Share Capital :	4071173051.28	66595810	0

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002534009A

Transaction No.	Company Registration No.	Company Name
C070524946	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002534009A

Date/Time : 18/09/2007 11:33

Transaction No : C070524946

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,595.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2,000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	18/09/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517099203**	**66595810**	**0**
Amount of Issued Share Capital :	**4071202511.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071202511.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002534031A

Transaction No.	Company Registration No.	Company Name
C070524970	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002534031A

Date/Time : 18/09/2007 11:39

Transaction No : C070524970

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,585.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 30

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 18/09/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517099233	66595810	0
Amount of Issued Share Capital :	4071202963.38	66595810	0
Amount of Paid-up Share Capital :	4071202963.38	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002534049A

Transaction No.	Company Registration No.	Company Name
C070524989	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002534049A

Date/Time : 18/09/2007 11:42

Transaction No : C070524939

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,575.00

This is a computer-generated receipt. No signature is required.

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DBS

September 17, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 *In respect of each class of securities, to furnish the following details:*

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,086,203	4,071,011,021.28	Before Exercise:	18,524,227
						Add New Option(s)	0
			Add Exercise:	9,000	132,570.00	Less Exercise:	9,000
						Less Lapsed Option(s)	160
			After Exercise:	1,517,095,203	4,071,143,591.28	After Exercise:	18,515,067

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 17 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chung Chooi Ping Peggy	14/09/2007	9,000	14.7300	132,570.0000	00030361	132,570.00	2002Mar
		Total	**9,000**	**Total**	**132,570.0000**	**Total**	**132,570.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	17/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517095203**	**66595810**	**0**
Amount of Issued Share Capital :	**4071143591.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071143591.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002532326A

Transaction No.	Company Registration No.	Company Name
C070523059	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002532326A

Date/Time : 17/09/2007 13:56

Transaction No : C070523059

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,610.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,225** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,080,978	4,070,932,104.78	Before Exercise:	18,530,052
						Add New Option(s)	0
			Add Exercise:	5,225	78,916.50	Less Exercise:	5,225
						Less Lapsed Option(s)	600
			After Exercise:	1,517,086,203	4,071,011,021.28	After Exercise:	18,524,227

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 14 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Phua Tok Kiak	13/09/2007	1,800	14.7300	26,514.0000	00029348	26,514.00	2004Mar
2	Phua Tok Kiak	13/09/2007	3,425	15.3000	52,402.5000	00029348	52,402.50	1999Jul
		Total	**5,225**	**Total**	**78,916.5000**	**Total**	**78,916.50**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3425		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	14/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517084403**	**66595810**	**0**
Amount of Issued Share Capital :	**4070984507.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070984507.28**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002529707A

Transaction No.	Company Registration No.	Company Name
C070520010	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

Statement of Transaction for Deposit Service Account

From 14/09/2007 To 14/09/2007

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	14/09/2007	**Balance Brought Forward**				**660.00**
1	14/09/2007 09:33:10	S0114104Z	Top-up Deposit Service Account DEPOSIT	ACR000002529268A	0.00	2,000.00
2	14/09/2007 11:30:02	S8426926C	Lodgment Of Return Of Allotment Of Share / 199901152M C070520010	ACR000002529707A	10.00	0.00
Total					**10.00**	**2,000.00**
Balance Carried Down						**2,650.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	14/09/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517086203**	**66595810**	**0**
Amount of Issued Share Capital :	**4071011021.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4071011021.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002529728A

Transaction No.	Company Registration No.	Company Name
C070520033	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002529728A

Date/Time : 14/09/2007 11:37

Transaction No : C070520033

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,640.00

This is a computer-generated receipt. No signature is required.

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DBS

September 13, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,078,978	4,070,901,504.78	Before Exercise:	18,532,052
						Add New Option(s)	0
			Add Exercise:	2,000	30,600.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,517,080,978	4,070,932,104.78	After Exercise:	18,530,052

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 13 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Kheng Cheong	12/09/2007	2,000	15.3000	30,600.0000	00030742	30,600.00	1999Jul
		Total	**2,000**	**Total**	**30,600.0000**	**Total**	**30,600.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	13/09/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517080978**	**66595810**	**0**
Amount of Issued Share Capital :	**4070932104.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070932104.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002527686A

Transaction No.	Company Registration No.	Company Name
C070517847	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002527686A

Date/Time : 13/09/2007 11:37

Transaction No : C070517847

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 660.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 12, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,072,978	4,070,810,154.78	Before Exercise:	18,538,052
						Add New Option(s)	0
			Add Exercise:	6,000	91,350.00	Less Exercise:	6,000
						Less Lapsed Option(s)	0
			After Exercise:	1,517,078,978	4,070,901,504.78	After Exercise:	18,532,052

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 12 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Chu Chong	11/09/2007	5,000	14.7300	73,650.0000	00026286	73,650.00	2002Mar
2	Tan Boon Kien	11/09/2007	1,000	17.7000	17,700.0000	00025692	17,700.00	2001Mar
		Total	**6,000**	**Total**	**91,350.0000**	**Total**	**91,350.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	12/09/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517073978**	**66595810**	**0**
Amount of Issued Share Capital :	**4070827854.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070827854.78**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002525747A

Transaction No.	Company Registration No.	Company Name
C070515770	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002525747A

Date/Time : 12/09/2007 12:00

Transaction No : C070515770

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 680.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190553 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	12/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517078978**	**66595810**	**0**
Amount of Issued Share Capital :	**4070901504.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070901504.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002525760A

Transaction No.	Company Registration No.	Company Name
C070515788	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002525760A

Date/Time : 12/09/2007 12:05

Transaction No : C070515788

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 670.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 11, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,020** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,056,958	4,070,580,478.98	Before Exercise:	18,554,072
						Add New Option(s)	0
			Add Exercise:	16,020	229,675.80	Less Exercise:	16,020
						Less Lapsed Option(s)	0
			After Exercise:	1,517,072,978	4,070,810,154.78	After Exercise:	18,538,052

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 11 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Sik Yuen	10/09/2007	3,000	12.2700	36,810.0000	00030270	36,810.00	2002Aug
2	Chan Sik Yuen	10/09/2007	180	15.0700	2,712.6000	00030270	2,712.60	2005Mar
3	Tong Lai Kuan	10/09/2007	360	14.7300	5,302.8000	00030775	5,302.80	2004Mar
4	Wong Yit Fan	10/09/2007	3,000	15.0700	45,210.0000	00028142	45,210.00	2005Mar
5	Wong Yit Fan	10/09/2007	9,480	14.7300	139,640.4000	00028142	139,640.40	2004Mar
		Total	**16,020**	**Total**	**229,675.8000**	**Total**	**229,675.80**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190553 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	11/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517059958**	**66595810**	**0**
Amount of Issued Share Capital :	**4070617288.98**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070617288.98**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002523947A

Transaction No.	Company Registration No.	Company Name
C070513776	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002523947A

Date/Time : 11/09/2007 11:59

Transaction No : C070513776

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 710.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9340		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	11/09/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517069798**	**66595810**	**0**
Amount of Issued Share Capital :	**4070762232.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070762232.18**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/09/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002523961A

Transaction No.	Company Registration No.	Company Name
C070513791	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000C02523961A

Date/Time : 11/09/2007 12:03

Transaction No : C070513791

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 700.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 0931906553 / FRANK WONG KWONG SHING
☐ 11291420(4 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3180		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	11/09/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517072978**	**66595810**	**0**
Amount of Issued Share Capital :	**4070810154.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070810154.78**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002523992A

Transaction No.	Company Registration No.	Company Name
C070513830	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002523992A

Date/Time : 11/09/2007 12:15

Transaction No : C070513830

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 690.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

September 10, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,055,458	4,070,558,179.98	Before Exercise:	18,555,572
						Add New Option(s)	0
			Add Exercise:	1,500	22,299.00	Less Exercise:	1,500
						Less Lapsed Option(s)	0
			After Exercise:	1,517,056,958	4,070,580,478.98	After Exercise:	18,554,072

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 10 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Yong Tye	07/09/2007	600	15.0700	9,042.0000	00030627	9,042.00	2005Mar
2	Koh Yong Tye	07/09/2007	900	14.7300	13,257.0000	00030627	13,257.00	2004Mar
		Total	**1,500**	**Total**	**22,299.0000**	**Total**	**22,299.00**	

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ord.nary	Preference	Others
Number of shares :	900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	10/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517056358**	**66595810**	**0**
Amount of Issued Share Capital :	**4070571436.98**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070571436.98**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	10/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002522021A

Transaction No.	Company Registration No.	Company Name
C070511666	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002522021A

Date/Time : 10/09/2007 12:08

Transaction No : C070511666

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 730.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	10/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517056958	66595810	0
Amount of Issued Share Capital :	4070580478.98	66595810	0
Amount of Paid-up Share Capital :	4070580478.98	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	10/09/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002522224A

Transaction No.	Company Registration No.	Company Name
C070511903	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002522224A	Date/Time : 10/09/2007 13:54
Transaction No	: C070511903	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 720.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,990** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,053,468	4,070,528,190.68	Before Exercise:	18,559,312
						Add New Option(s)	0
			Add Exercise:	1,990	29,989.30	Less Exercise:	1,990
						Less Lapsed Option(s)	1,750
			After Exercise:	1,517,055,458	4,070,558,179.98	After Exercise:	18,555,572

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 06 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Edmund John Larkin	05/09/2007	1,990	15.0700	29,989.3000	00028977	29,989.30	2005Mar
		Total	**1,990**	**Total**	**29,989.3000**	**Total**	**29,989.30**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1990		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	06/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517055458**	**66595810**	**0**
Amount of Issued Share Capital :	**4070558179.98**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070558179.98**	**66595810**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002517773A

Transaction No.	Company Registration No.	Company Name
C070506820	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002517773A

Transaction No : C070506820

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 06/09/2007 11:16

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 740.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,040** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,037,428	4,070,253,311.48	Before Exercise:	18,575,352
						Add New Option(s)	0
			Add Exercise:	16,040	274,879.20	Less Exercise:	16,040
						Less Lapsed Option(s)	0
			After Exercise:	1,517,053,468	4,070,528,190.68	After Exercise:	18,559,312

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 05 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chua Bee Choo	04/09/2007	10,000	17.7000	177,000.0000	00030643	177,000.00	2001Mar
2	Lau Shiang Yuen Eileen	04/09/2007	3,000	17.7000	53,100.0000	00030684	53,100.00	2001Mar
3	Lau Shiang Yuen Eileen	04/09/2007	3,040	14.7300	44,779.2000	00030684	44,779.20	2004Mar
		Total	**16,040**	**Total**	**274,879.2000**	**Total**	**274,879.20**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319065 3 / FRANK WONG KWONG SHING

	☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17 70		
unpaid :	0		
Date of Allotment:	05/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517050428	66595810	0
Amount of Issued Share Capital :	4070483411.48	66595810	0
Amount of Paid-up Share Capital :	4070483411.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GRQUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002515981A

Transaction No.	Company Registration No.	Company Name
C070504822	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR00000)2515981A	Date/Time : 05/09/2007 11:30
Transaction No	: C07050482 2	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 760.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319063 / FRANK WONG KWONG SHING
☐ 11291424 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3040		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 05/09/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517053468**	**66595810**	**0**
Amount of Issued Share Capital :	**4070528190.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070528190.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/09/2007

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DEPOSIT SERVICES

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Statement of Transaction for Deposit Service Account

From 05/09/2007 To 05/09/2007

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type / Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	05/09/2007	**Balance Brought Forward**				**770.00**
1	05/09/2007 11:30:15	S8426926C	Lodgment Of Return Of Allotment Of Share / 199901152M C070504822	ACR0000002515981A	10.00	0.00
2	05/09/2007 11:35:02	S8426926C	Lodgment Of Return Of Allotment Of Share / 199901152M C070504845	ACR0000002516001A	10.00	0.00
Total					**20.00**	**0.00**
Balance Carried Down						**750.00**

For any queries on your account, please click here to submit your query.

Ok

DBS

September 4, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,032,928	4,070,206,511.48	Before Exercise:	18,579,852
						Add New Option(s)	0
			Add Exercise:	4,500	46,800.00	Less Exercise:	4,500
						Less Lapsed Option(s)	0
			After Exercise:	1,517,037,428	4,070,253,311.48	After Exercise:	18,575,352

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature:

Designation: Group Secretary

Date: 04 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Choon Cheong Andrew	03/09/2007	1,000	10.4000	10,400.0000	00027615	10,400.00	2003Feb
2	Lai Lai Han	03/09/2007	3,500	10.4000	36,400.0000	00027391	36,400.00	2003Feb
		Total	4,500	Total	46,800.0000	Total	46,800.00	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	04/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517037428**	**66595810**	**0**
Amount of Issued Share Capital :	**4070253311.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070253311.48**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002514149A

Transaction No.	Company Registration No.	Company Name
C070502760	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002514149A

Date/Time : 04/09/2007 12:04

Print

Transaction No : C070502760

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 770.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

September 3, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **24,925** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,517,008,003	4,069,835,798.48	Before Exercise:	18,604,777
						Add New Option(s)	0
			Add Exercise:	24,925	370,713.00	Less Exercise:	24,925
						Less Lapsed Option(s)	0
			After Exercise:	1,517,032,928	4,070,206,511.48	After Exercise:	18,579,852

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 03 September 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Edmund John Larkin	31/08/2007	3,650	15.0700	55,005.5000	00028977	55,005.50	2005Mar
2	Kan Shik Lum	31/08/2007	19,275	15.3000	294,907.5000	00027102	294,907.50	1999Jul
3	Wong Lai Ping Winnie	31/08/2007	2,000	10.4000	20,800.0000	00030064	20,800.00	2003Feb
		Total	**24,925**	**Total**	**370,713.0000**	**Total**	**370,713.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19,275		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	03/09/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517027278**	**66595810**	**0**
Amount of Issued Share Capital :	**4070130705.98**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4070130705.98**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002512488A

Transaction No.	Company Registration No.	Company Name
C070500905	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002512488A
Transaction No	: C07050C905
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/09/2007 14:33

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 805.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	03/09/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517029278	66595810	0
Amount of Issued Share Capital :	4070151505.98	66595810	0
Amount of Paid-up Share Capital :	4070151505.98	66595810	0

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002512497A

Transaction No.	Company Registration No.	Company Name
C070500912	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002512497A

Date/Time : 03/09/2007 14:36

Transaction No : C070500912

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 795.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319065З / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S00161737 / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S01141047 / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S08205997 / ANG KONG HUA ☐ S14624217 / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S26229831 / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3650		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	03/09/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1517032928	66595810	0
Amount of Issued Share Capital :	4070206511.48	66595810	0
Amount of Paid-up Share Capital :	4070206511.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/09/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002512508A

Transaction No.	Company Registration No.	Company Name
C070500923	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002512508A	Date/Time : 03/09/2007 14:39
Transaction No	: C070500923	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 785.00

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DBS

August 31, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Analyst
(65) 6878 5912

encs

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **32,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,976,003	4,069,303,898.48	Before Exercise:	18,645,417
						Add New Option(s)	0
			Add Exercise:	32,000	531,900.00	Less Exercise:	32,000
						Less Lapsed Option(s)	8,640
			After Exercise:	1,517,008,003	4,069,835,798.48	After Exercise:	18,604,777

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 31 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Lay Hua	30/08/2007	10,000	14.7300	147,300.0000	00030619	147,300.00	2002Mar
2	Rajan Raju Kankipati	30/08/2007	20,000	17.7000	354,000.0000	00030056	354,000.00	2001Mar
3	Yeo Boon Siang	30/08/2007	2,000	15.3000	30,600.0000	00027946	30,600.00	1999Jul
		Total	**32,000**	**Total**	**531,900.0000**	**Total**	**531,900.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING
If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	31/08/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516978003**	**66595810**	**0**
Amount of Issued Share Capital :	**4069334498.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069334498.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002509083A

Transaction No.	**Company Registration No.**	**Company Name**
C070496638	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002509083A

Date/Time : 31/08/2007 11:39

Transaction No : C070496638

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 835.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	31/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516998003**	**66595810**	**0**
Amount of Issued Share Capital :	**4069688498.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069688498.48**	**66595810**	**0**

bizFILE

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002509120A

Transaction No.	Company Registration No.	Company Name
C070496672	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002509120A

Date/Time : 31/08/2007 11:44

Transaction No : C070496672

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 825.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ord nary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	31/08/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1517008003**	**66595810**	**0**
Amount of Issued Share Capital :	**4069835798.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069835798.48**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002509139A

Transaction No.	Company Registration No.	Company Name
C070496694	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR00000025(19139A

Date/Time : 31/08/2007 11:49

Transaction No : C070496694

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 815.00

This is a computer-generated receipt. No signature is required.

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DBS

August 30, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,965,603	4,069,151,938.48	Before Exercise:	18,659,937
						Add New Option(s)	0
			Add Exercise:	10,400	151,960.00	Less Exercise:	10,400
						Less Lapsed Option(s)	4,120
			After Exercise:	1,516,976,003	4,069,303,898.48	After Exercise:	18,645,417

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 30 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ang Kim Kuay Kliff	29/08/2007	4,000	17.7000	70,800.0000	00026922	70,800.00	2001Mar
2	Chin Soi Yok	29/08/2007	1,000	10.4000	10,400.0000	00026427	10,400.00	2003Feb
3	Tang Shee Yin	29/08/2007	2,000	17.7000	35,400.0000	00028548	35,400.00	2001Mar
4	Tok Geok Peng	29/08/2007	3,400	10.4000	35,360.0000	00030650	35,360.00	2003Feb
		Total	**10,400**	**Total**	**151,960.0000**	**Total**	**151,960.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	30/08/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516971603	66595810	0
Amount of Issued Share Capital :	4069258138.48	66595810	0
Amount of Paid-up Share Capital :	4069258138.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002506634A

Transaction No.	Company Registration No.	Company Name
C070493628	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002506634A

Date/Time : 30/08/2007 13:44

Transaction No : C070493628

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 855.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	30/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516976003**	**66595810**	**0**
Amount of Issued Share Capital :	**4069303898.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069303898.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002506639A

Transaction No.	Company Registration No.	Company Name
C070493633	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002506639A

Date/Time : 30/08/2007 13:47

Transaction No : C070493633

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 845.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,962,203	4,069,101,856.48	Before Exercise:	18,663,337
						Add New Option(s)	0
			Add Exercise:	3,400	50,082.00	Less Exercise:	3,400
						Less Lapsed Option(s)	0
			After Exercise:	1,516,965,603	4,069,151,938.48	After Exercise:	18,659,937

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 28 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

1 Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Lay Hua	27/08/2007	3,400	14.7300	50,082.0000	00030619	50,082.00	2004Mar
		Total	**3,400**	**Total**	**50,082.0000**	**Total**	**50,082.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	28/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516965603**	**66595810**	**0**
Amount of Issued Share Capital :	**4069151938.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069151938.48**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/08/2007

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EP Ref No :

Receipt No. : ACR0000002501295A

Transaction No.	Company Registration No.	Company Name
C070487331	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002501295A

Date/Time : 28/08/2007 10:20

Transaction No : C070487331

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 889.00

This is a computer-generated receipt. No signature is required.

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DBS

August 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,951,703	4,068,944,341.48	Before Exercise:	18,673,957
						Add New Option(s)	0
			Add Exercise:	10,500	157,515.00	Less Exercise:	10,500
						Less Lapsed Option(s)	120
			After Exercise:	1,516,962,203	4,069,101,856.48	After Exercise:	18,663,337

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 27 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Boon Lian Amos	24/08/2007	3,500	14.7300	51,555.0000	00029918	51,555.00	2004Mar
2	Ting Ping Ee Joan Maria	24/08/2007	5,000	15.3000	76,500.0000	00025726	76,500.00	1999Jul
3	Wee Aik Huat Vincent	24/08/2007	2,000	14.7300	29,460.0000	00026658	29,460.00	2002Mar
		Total	**10,500**	**Total**	**157,515.0000**	**Total**	**157,515.00**	

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	27/08/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516956703	66595810	0
Amount of Issued Share Capital :	4069020841.48	66595810	0
Amount of Paid-up Share Capital :	4069020841.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002499610A

Transaction No.	Company Registration No.	Company Name
C070485502	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002499610A

Date/Time : 27/08/2007 11:25

Transaction No : C070485502

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 924.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/08/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516958703**	**66595810**	**0**
Amount of Issued Share Capital :	**4069050301.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4069050301.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002499630A

Transaction No.	Company Registration No.	Company Name
C070485522	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000:2499630A

Date/Time : 27/08/2007 11:30

Transaction No : C070485522

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 914.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 27/08/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516962203	66595810	0
Amount of Issued Share Capital :	4069101856.48	66595810	0
Amount of Paid-up Share Capital :	4069101856.48	66595810	0

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002499659A

Transaction No.	Company Registration No.	Company Name
C070485557	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002499659A

Date/Time : 27/08/2007 11:40

Transaction No : C070485557

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 904.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 24, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,140** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,948,563	4,068,898,007.68	Before Exercise:	18,677,097
						Add New Option(s)	0
			Add Exercise:	3,140	46,333.80	Less Exercise:	3,140
						Less Lapsed Option(s)	0
			After Exercise:	1,516,951,703	4,068,944,341.48	After Exercise:	18,673,957

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 24 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Mei-Nah Michelle	23/08/2007	900	14.7300	13,257.0000	00030536	13,257.00	2004Mar
2	Chong Mei-Nah Michelle	23/08/2007	240	15.0700	3,616.8000	00030536	3,616.80	2005Mar
3	Phua Tok Kiak	23/08/2007	2,000	14.7300	29,460.0000	00029348	29,460.00	2004Mar
		Total	3,140	Total	46,333.8000	Total	46,333.80	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	24/08/2007		

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Return of Allotment of Shares

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516951463**	**66595810**	**0**
Amount of Issued Share Capital :	**4068940724.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068940724.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR000002497412A

Transaction No.	Company Registration No.	Company Name
C070482725	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002497412A

Date/Time : 24/08/2007 11:19

Transaction No : C070482725

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 949.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	240		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 24/08/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516951703**	**66595810**	**0**
Amount of Issued Share Capital :	**4068944341.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068944341.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002497441A

Transaction No.	Company Registration No.	Company Name
C070482751	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002497441A

Date/Time : 24/08/2007 11:28

Transaction No : C070482751

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 939.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 23, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,947,563	4,068,880,307.68	Before Exercise:	18,678,097
						Add New Option(s)	0
			Add Exercise:	1,000	17,700.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,948,563	4,068,898,007.68	After Exercise:	18,677,097

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 23 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ang Hong Whee	22/08/2007	1,000	17.7000	17,700.0000	00030379	17,700.00	2001Mar
		Total	**1,000**	**Total**	**17,700.0000**	**Total**	**17,700.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70 ✓		
unpaid :	0 ✓		
Date of Allotment:	23/03/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516948563**	**66595810**	**0**
Amount of Issued Share Capital :	**4068898007.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068898007.68**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002495536A

Transaction No.	Company Registration No.	Company Name
C070480689	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002495536A

Date/Time : 23/08/2007 12:00

Transaction No : C070480689

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 984.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,180** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,945,383	4,068,845,165.08	Before Exercise:	18,680,277
						Add New Option(s)	0
			Add Exercise:	2,180	35,142.60	Less Exercise:	2,180
						Less Lapsed Option(s)	0
			After Exercise:	1,516,947,563	4,068,880,307.68	After Exercise:	18,678,097

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 22 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Goh Lucy	21/08/2007	1,000	17.7000	17,700.0000	00030429	17,700.00	2001Mar
2	Lai Kam Hung	21/08/2007	180	15.0700	2,712.6000	00030544	2,712.60	2005Mar
3	Thong Ming Amelia	21/08/2007	1,000	14.7300	14,730.0000	00028373	14,730.00	2004Mar
		Total	**2,180**	**Total**	**35,142.6000**	**Total**	**35,142.60**	

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70 ✓		
unpaid :	0 ✓		
Date of Allotment:	22/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516946383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068862865.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068862865.08**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/08/2007

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EP Ref No :

Receipt No. : ACR0000002494120A

Transaction No.	Company Registration No.	Company Name
C070478998	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR00000024941Z0A

Date/Time : 22/08/2007 15:43

Transaction No : C070478998

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,014.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73 ✓		
unpaid :	0 ✓		
Date of Allotment:	22/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516947383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068877595.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068877595.08**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002494153A

Transaction No.	Company Registration No.	Company Name
C070479034	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR00000249415 3A

Date/Time : 22/08/2007 15:49

Transaction No : C070479034

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,004.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	180 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07 ✓		
unpaid :	0 ✓		
Date of Allotment:	22/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516947563**	**66595810**	**0**
Amount of Issued Share Capital :	**4068880307.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068880307.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002494169A

Transaction No.	Company Registration No.	Company Name
C070479050	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002494169A

Date/Time : 22/08/2007 15:52

Transaction No : C070479050

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 994.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,939,383	4,068,750,845.08	Before Exercise:	18,686,277
						Add New Option(s)	0
			Add Exercise:	6,000	94,320.00	Less Exercise:	6,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,945,383	4,068,845,165.08	After Exercise:	18,680,277

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 21 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chiang Sau Lin Flora	20/08/2007	2,000	14.7300	29,460.0000	00028621	29,460.00	2004Mar
2	Sim Swee Hong	20/08/2007	2,000	17.7000	35,400.0000	00030437	35,400.00	2001Mar
3	Tan Kok Soon	20/08/2007	2,000	14.7300	29,460.0000	00030163	29,460.00	2002Mar
		Total	**6,000**	**Total**	**94,320.0000**	**Total**	**94,320.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70 ✓		
unpaid :	0 ✓		
Date of Allotment:	21/03/2007 ✓		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516941383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068786245.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068786245.08**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002491434A

Transaction No.	Company Registration No.	Company Name
C070476038	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002491434A

Date/Time : 21/08/2007 12:02

Transaction No : C070476038

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,044.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/08/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516943383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068815705.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068815705.08**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002491674A

Transaction No.	Company Registration No.	Company Name
C070476300	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000:491674A

Date/Time : 21/08/2007 14:07

Transaction No : C07047630(

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,034.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,945,383**	**66595810**	**0**
Amount of Issued Share Capital :	**4,068,845,165.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,068,845,165.08**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002491680A

Transaction No.	Company Registration No.	Company Name
C070476305	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002491680A

Date/Time : 21/08/2007 14:10

Transaction No : C070476305

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,024.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,936,383	4,068,714,035.08	Before Exercise:	18,690,437
						Add New Option(s)	0
			Add Exercise:	3,000	36,810.00	Less Exercise:	3,000
						Less Lapsed Option(s)	1,160
			After Exercise:	1,516,939,383	4,068,750,845.08	After Exercise:	18,686,277

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 20 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Kwai Fong	17/08/2007	3,000	12.2700	36,810.0000	00030346	36,810.00	2002Aug
		Total	**3,000**	**Total**	**36,810.0000**	**Total**	**36,810.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes ✔

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✔

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✔

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000 ✔		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27 ✔		
unpaid :	0 ✔		
Date of Allotment:	20/08/2007 ✔		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516939383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068750845.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068750845.08**	**66595810**	**0**

bizFILE

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/08/2007

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bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002489099A

Transaction No.	Company Registration No.	Company Name
C070473441	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000:2489099A

Date/Time : 20/08/2007 10:58

Transaction No : C07047344:.

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,054.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 17, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,060** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,935,323	4,068,702,730.88	Before Exercise:	18,691,857
						Add New Option(s)	0
			Add Exercise:	1,060	11,304.20	Less Exercise:	1,060
						Less Lapsed Option(s)	360
			After Exercise:	1,516,936,383	4,068,714,035.08	After Exercise:	18,690,437

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 17 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Er Soo Hiang	16/08/2007	60	15.0700	904.2000	00030197	904.20	2005Mar
2	Tye Moo Yin	16/08/2007	1,000	10.4000	10,400.0000	00026799	10,400.00	2003Feb
		Total	**1,060**	**Total**	**11,304.2000**	**Total**	**11,304.20**	

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40 ✓		
unpaid :	0 ✓		
Date of Allotment:	17/08/2007 ✓		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516936323**	**66595810**	**0**
Amount of Issued Share Capital :	**4068713130.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068713130.88**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002486910A

Transaction No.	Company Registration No.	Company Name
C070470756	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002486910A

Date/Time : 17/08/2007 10:41

Transaction No : C070470756

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,074.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes ✔
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✔

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✔

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	D065844(9) / CHENG WAI CHEE, CHRISTOPHER S0016173Z / KOH BOON HWEE S0040556F / GOH GEOK LING S0114104Z / HENG LEE CHENG S0234644C / KWA CHONG SENG S0820599Z / ANG KONG HUA S1462421Z / PETER ONG BOON KWEE S2549567E / WONG NGIT LIONG S2622983I / JEANNIE HUI Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07 ✓		
unpaid :	0 ✓		
Date of Allotment:	17/03/2007 ✓		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516936383**	**66595810**	**0**
Amount of Issued Share Capital :	**4068714035.08**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068714035.08**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/08/2007

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EP Ref No :

Receipt No. : ACR0000002486941A

Transaction No.	Company Registration No.	Company Name
C070470788	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002486941A

Date/Time : 17/08/2007 10:49

Transaction No : C070470788

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,064.00

This is a computer-generated receipt. No signature is required.

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DBS

August 16, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,929,323	4,068,609,770.88	Before Exercise:	18,697,857
						Add New Option(s)	0
			Add Exercise:	6,000	92,960.00	Less Exercise:	6,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,935,323	4,068,702,730.88	After Exercise:	18,691,857

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 16 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Harbhajan Kaur	15/08/2007	3,000	17.7000	53,100.0000	00030221	53,100.00	2001Mar
2	Koh Poh Chye	15/08/2007	2,000	14.7300	29,460.0000	00028357	29,460.00	2002Mar
3	Pon Chung Yee Kevin	15/08/2007	1,000	10.4000	10,400.0000	00030387	10,400.00	2003Feb
		Total	**6,000**	**Total**	**92,960.0000**	**Total**	**92,960.00**	

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70 ✓		
unpaid :	0 ✓		
Date of Allotment:	16/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516932323**	**66595810**	**0**
Amount of Issued Share Capital :	**4068662870.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068662870.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002485474A

Transaction No.	Company Registration No.	Company Name
C070469014	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002485474A

Date/Time : 16/08/2007 14:59

Print

Transaction No : C070469014

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,109.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No ✓

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	16/08/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,934,323**	**66595810**	**0**
Amount of Issued Share Capital :	**4,068,692,330.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,068,692,330.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002485492A

Transaction No.	Company Registration No.	Company Name
C070469035	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR00000024854S2A

Date/Time : 16/08/2007 15:03

Transaction No : C070469035

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,099.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1720003 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	16/08/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,935,323**	**66595810**	**0**
Amount of Issued Share Capital :	**4,068,702,730.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,068,702,730.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002485507A

Transaction No.	Company Registration No.	Company Name
C070469050	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002485507A

Date/Time : 16/08/2007 15:06

Transaction No : C070469050

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,089.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,899,423	4,068,179,113.88	Before Exercise:	18,728,537
						Add New Option(s)	0
			Add Exercise:	15,000	199,300.00	Less Exercise:	15,000
						Less Lapsed Option(s)	360
			After Exercise:	1,516,914,423	4,068,378,413.88	After Exercise:	18,713,177

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 14 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Fong Whye Choo	13/08/2007	10,000	14.7300	147,300.0000	00030254	147,300.00	2002Mar
2	Loh Pek Woon Sandy	13/08/2007	5,000	10.4000	52,000.0000	00030098	52,000.00	2003Feb
		Total	**15,000**	**Total**	**199,300.0000**	**Total**	**199,300.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73 ✓		
unpaid :	0 ✓		
Date of Allotment:	14/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516909423**	**66595810**	**0**
Amount of Issued Share Capital :	**4068326413.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068326413.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002480409A

Transaction No.	Company Registration No.	Company Name
C070462663	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002480409A	Date/Time : 14/08/2007 11:37
Transaction No	: C070462663	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,159.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ✓ ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following informat on. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000 ✓		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40 ✓

unpaid : 0 ✓

Date of Allotment: 14/08/2007 ✓

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516914423**	**66595810**	**0**
Amount of Issued Share Capital :	**4068378413.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068378413.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002480426A

Transaction No.	Company Registration No.	Company Name
C070462680	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002480426A	Date/Time : 14/08/2007 11:40
Transaction No	: C070462680	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,149.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 10, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **79,580** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,819,843	4,067,123,340.48	Before Exercise:	18,808,117
						Add New Option(s)	0
			Add Exercise:	79,580	1,055,773.40	Less Exercise:	79,580
						Less Lapsed Option(s)	0
			After Exercise:	1,516,899,423	4,068,179,113.88	After Exercise:	18,728,537

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 08 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ang Teng Siang Raymond	08/08/2007	30,000	14.7300	441,900.0000	00029637	441,900.00	2002Mar
2	Ang Teng Siang Raymond	08/08/2007	21,160	10.4000	220,064.0000	00029637	220,064.00	2003Feb
3	Ang Teng Siang Raymond	08/08/2007	19,000	14.7300	279,870.0000	00029637	279,870.00	2004Mar
4	Ang Teng Siang Raymond	08/08/2007	3,420	15.0700	51,539.4000	00029637	51,539.40	2005Mar
5	Chin Soi Yok	08/08/2007	1,000	10.4000	10,400.0000	00026427	10,400.00	2003Feb
6	Fung Man Yee	08/08/2007	5,000	10.4000	52,000.0000	00030213	52,000.00	2003Feb
		Total	**79,580**	**Total**	**1,055,773.4000**	**Total**	**1,055,773.40**	

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002474892A	Date/Time : 08/08/2007 19:27
Transaction No	: C070455525	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,169.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002474892A

Transaction No.	Company Registration No.	Company Name
C070455525	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516899423**	**66595810**	**0**
Amount of Issued Share Capital :	**4068179113.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068179113.88**	**66595810**	**0**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3420 ✓		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07 ✓

unpaid : 0 ✓

Date of Allotment: 08/08/2007 ✓

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If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002474888A

Date/Time : 08/08/2007 19:25

Transaction No : C070455520

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,179.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002474888A

Transaction No.	Company Registration No.	Company Name
C070455520	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516896003**	**66595810**	**0**
Amount of Issued Share Capital :	**4068127574.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4068127574.48**	**66595810**	**0**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/08/2007

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If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002474883A

Date/Time : 08/08/2007 19:23

Transaction No : C070455513

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,189.00

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EP Ref No :

Receipt No. : ACR0000002474883A

Transaction No.	Company Registration No.	Company Name
C070455513	199901152M	DBS GROUP HOLDINGS LTD

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516877003**	**66595810**	**0**
Amount of Issued Share Capital :	**4067847704.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4067847704.48**	**66595810**	**0**

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	27160		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 08/08/2007

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If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002474878A

Date/Time : 08/08/2007 19:20

Transaction No : C070455507

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,199.00

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000002474878A

Transaction No.	Company Registration No.	Company Name
C070455507	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516849843**	**66595810**	**0**
Amount of Issued Share Capital :	**4067565240.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4067565240.48**	**66595810**	**0**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/08/2007

Save | Delete | Reset | Back

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

DBS

August 8, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **30,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,789,443	4,066,683,350.48	Before Exercise:	18,838,517
						Add New Option(s)	0
			Add Exercise:	30,400	439,990.00	Less Exercise:	30,400
						Less Lapsed Option(s)	840
			After Exercise:	1,516,819,843	4,067,123,340.48	After Exercise:	18,808,117

*** Outstanding balance After Exercise adjusted to include 840 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 08 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chay Ying Pong Louis	07/08/2007	5,000	14.7300	73,650.0000	00029934	73,650.00	2004Mar
2	Chen Soon Kuan	07/08/2007	3,180	15.0700	47,922.6000	00029561	47,922.60	2005Mar
3	Chong Ming Lau	07/08/2007	6,200	10.4000	64,480.0000	00030155	64,480.00	2003Feb
4	Chong Ming Lau	07/08/2007	5,700	14.7300	83,961.0000	00030155	83,961.00	2004Mar
5	Chong Ming Lau	07/08/2007	420	15.0700	6,329.4000	00030155	6,329.40	2005Mar
6	Chung Wang Leong	07/08/2007	1,900	14.7300	27,987.0000	00025825	27,987.00	2004Mar
7	Ng Hwee Fung	07/08/2007	2,000	14.7300	29,460.0000	00030080	29,460.00	2002Mar
8	Se Bee Lay Jocelyn	07/08/2007	2,000	17.7000	35,400.0000	00028308	35,400.00	2001Mar
9	Susilawati Surya	07/08/2007	1,000	17.7000	17,700.0000	00029454	17,700.00	2001Mar
10	Tan Kok Soon	07/08/2007	3,000	17.7000	53,100.0000	00030163	53,100.00	2001Mar
		Total	**30,400**	**Total**	**439,990.0000**	**Total**	**439,990.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes ✓
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0016175Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70 ✓		
unpaid :	0 ✓		
Date of Allotment:	08/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516795443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066789550.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066789550.48**	**66595810**	**0**

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002472873A

Transaction No.	Company Registration No.	Company Name
C070453045	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002472873A

Date/Time : 08/08/2007 10:40

Print

Transaction No : C070453045

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,274.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following Information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * ✓
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

☐ S0016173Z / KOH BOON HWEE

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	08/08/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516797443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066819010.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066819010.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002472885A

Transaction No.	Company Registration No.	Company Name
C070453060	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002472885A

Date/Time : 08/08/2007 10:42

Transaction No : C070453060

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,264.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6200 ✓		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid	10.40 ✓		
unpaid :	0 ✓		
Date of Allotment:	08/08/2007 ✓		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516803643**	**66595810**	**0**
Amount of Issued Share Capital :	**4066883490.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066883490.48**	**66595810**	**0**

Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002472897A

Transaction No.	Company Registration No.	Company Name
C070453073	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002472897A	Date/Time : 08/08/2007 10:45
Transaction No	: C070453073	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,254.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No ✓

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 0931190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	08/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516816243**	**66595810**	**0**
Amount of Issued Share Capital :	**4067069088.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4067069088.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002473018A

Transaction No.	Company Registration No.	Company Name
C070453209	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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Return of Allotment of Shares

Submit

Please fill in the following inform ation. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09390653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

☐ S0010175Z / KOH BOON HWEE

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 08/08/2007

Save Delete Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516819843**	**66595810**	**0**
Amount of Issued Share Capital :	**4067123340.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4067123340.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	08/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002473059A

Transaction No.	Company Registration No.	Company Name
C070453248	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002473059A	Date/Time : 08/08/2007 11:23	
Transaction No	: C070453248		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,234.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 7, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,778,443	4,066,528,270.48	Before Exercise:	18,850,677
						Add New Option(s)	0
			Add Exercise:	11,000	155,080.00	Less Exercise:	11,000
						Less Lapsed Option(s)	1,160
			After Exercise:	1,516,789,443	4,066,683,350.48	After Exercise:	18,838,517

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 07 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Pang Seng Lim	06/08/2007	1,000	14.7300	14,730.0000	00029801	14,730.00	2004Mar
2	Tan Boon Lian Amos	06/08/2007	5,000	14.7300	73,650.0000	00029918	73,650.00	2004Mar
3	Ting Ping Ee Joan Maria	06/08/2007	3,000	15.3000	45,900.0000	00025726	45,900.00	1999Jul
4	Yuen Miu Yung	06/08/2007	2,000	10.4000	20,800.0000	00029793	20,800.00	2003Feb
		Total	**11,000**	**Total**	**155,080.0000**	**Total**	**155,080.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	07/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516781443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066574170.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066574170.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002470523A

Transaction No.	Company Registration No.	Company Name
C070450248	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002470523A

Transaction No : C070450248

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 07/08/2007 10:54

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,304.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 07/08/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516783443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066594970.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066594970.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	07/08/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002470554A

Transaction No.	Company Registration No.	Company Name
C070450275	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002470554A

Transaction No : C07045027'5

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 07/08/2007 11:00

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,294.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

RETURN OF ALLOTMENT OF SHARES

Company Type (applicable to Public Company)

[●] The shares of the company are listed on the stock/securities exchange

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares [●] Yes [ ] No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting :

Place of Meeting :

* State "Passed by written means" if resolution obtained as such

Date of Meeting :

Resolution Type :

Desciption (max 2000 characters) :

Attachment (copy of resolution) :

Note :Uploaded file name will be changed by suffixing time-stamp with the actual file name as filename*yyyyMMddmmsstt* Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Identification No. Name

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

I . Capital Information

Currency : SINGAPORE, DOLLARS SGD

RETURN OF ALLOTMENT OF SHARES

Return of Allotment Shares (Payable in cash)
Applicable only if share is payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares :	6000	0	0
Amount paid and/or unpaid on each share eg. 999999.9999999999			
paid :	14.73	0.00	0.00
unpaid :	0.00	0.00	0.00
Date of Allotment :	07/08/2007		

Return of Allotment Shares (For a consideration other than cash)
Applicable only if share is NOT payable in cash

No change has been filed for the above.

III. Allottee's Particulars

No shareholders information. Shares of the company are listed on the stock/securities exchange.

Summary of Share Capital after allotment

Share Capital (1)

Currency : SINGAPORE, DOLLARS(SGD)

Class of shares allotted	Ordinary	Preference	Others
Number of Shares	1516789443	66595810	0
Amount of Issued Share Capital	4066683350.48	66595810.00	0.00
Amount of paid-up Share Capital	4066683350.48	66595810.00	0.00

Lodged in the office of the Registrar of Companies and Businesses by

Name	JUDY SOH LEE MIEN of DBS GROUP HOLDINGS LTD
Address	6,SHENTON WAY DBS BUILDING Singapore (068809)
Tel. No.	68785820
Email	judysoh@dbs.com

Company Name	DBS GROUP HOLDINGS LTD
Date of Lodgment	07/08/2007 11:04:36
Transaction No.	C070450290
Receipt No.	ACR0000002470574A
Amount Paid	10.00

RETURN OF ALLOTMENT OF SHARES

Company Type (applicable to Public Company)

[●] The shares of the company are listed on the stock/securities exchange

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares [●] Yes [ ] No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Nature of Meeting :

Place of Meeting :

* State "Passed by written means" if resolution obtained as such

Date of Meeting :

Resolution Type :

Desciption (max 2000 characters) :

Attachment (copy of resolution) :

Note :Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt*** Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

Identification No. Name

If a director/ secretary signed the above, please select accordingly :

If a person other than a director / secretary signed the above, please enter name(s) and capacity(es) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

I Capital Information

Currency : SINGAPORE, DOLLARS SGD

RETURN OF ALLOTMENT OF SHARES

Return of Allotment Shares (Payable in cash)
Applicable only if share is payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares :	6000	0	0
Amount paid and/or unpaid on each share (eg. 999999.9999999999)			
paid :	14.73	0.00	0.00
unpaid :	0.00	0.00	0.00
Date of Allotment :	07/08/2007		

Return of Allotment Shares (For a consideration other than cash)
Applicable only if share is NOT payable in cash

No change has been filed for the above.

III Allottee's Particulars

No shareholders information. Shares of the company are listed on the stock/securities exchange.

Summary of Share Capital after allotment

Share Capital (1)

Currency : SINGAPORE, DOLLARS(SGD)

Class of shares allotted	Ordinary	Preference	Others
Number of Shares	1516789443	66595810	0
Amount of Issued Share Capital	4066683350.48	66595810.00	0.00
Amount of paid-up Share Capital	4066683350.48	66595810.00	0.00

Lodged in the office of the Registrar of Companies and Businesses by

Name	JUDY SOH LEE MIEN of DBS GROUP HOLDINGS LTD
Address	6,SHENTON WAY DBS BUILDING Singapore (068809)
Tel. No.	68785820
Email	judysoh@dbs.com

Company Name	DBS GROUP HOLDINGS LTD
Date of Lodgment	07/08/2007 11:04:36
Transaction No.	C070450290
Receipt No.	ACR0000002470574A
Amount Paid	10.00

DBS

August 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,763,443	4,066,346,290.48	Before Exercise:	18,865,877
						Add New Option(s)	0
			Add Exercise:	15,000	181,980.00	Less Exercise:	15,000
						Less Lapsed Option(s)	200
			After Exercise:	1,516,778,443	4,066,528,270.48	After Exercise:	18,850,677

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 06 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Hey	03/08/2007	7,000	10.4000	72,800.0000	00029900	72,800.00	2003Feb
2	Lim Hai Yian	03/08/2007	5,000	14.7300	73,650.0000	00027664	73,650.00	2002Mar
3	Ng Hwee Fung	03/08/2007	2,000	10.4000	20,800.0000	00030080	20,800.00	2003Feb
4	Pang Seng Lim	03/08/2007	1,000	14.7300	14,730.0000	00029801	14,730.00	2004Mar
		Total	**15,000**	**Total**	**181,980.0000**	**Total**	**181,980.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ⦿ Yes ✓ ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 09319065З / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D0658344(9) / CHENG WAI CHEE, CHRISTOPHER

If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person (s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	06/03/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516768443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066419940.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066419940.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/08/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002468637A

Transaction No.	Company Registration No.	Company Name
C070448187	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002468637A

Date/Time : 06/08/2007 14:07

Transaction No : C070448187

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,334.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER

If a director/ secretary signed the above, please select accordingly :

- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person (s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	06/08/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516777443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066513540.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066513540.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/08/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002468698A

Transaction No.	Company Registration No.	Company Name
C070448260	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002468698A

Date/Time : 06/08/2007 14:24

Transaction No : C070448260

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,324.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER

If a director/ secretary signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person (s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14 73		
unpaid :	0		
Date of Allotment:	06/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516778443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066528270.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066528270.48**	**66595810**	**0**

PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002468709A

Transaction No.	Company Registration No.	Company Name
C070448272	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002468709A

Date/Time : 06/08/2007 14:27

Transaction No : C070448272

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,314.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 3, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **28,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,734,943	4,065,902,225.48	Before Exercise:	18,894,377
						Add New Option(s)	0
			Add Exercise:	28,500	444,065.00	Less Exercise:	28,500
						Less Lapsed Option(s)	0
			After Exercise:	1,516,763,443	4,066,346,290.48	After Exercise:	18,865,877

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 03 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Leong Siew Kai	02/08/2007	6,000	17.7000	106,200.0000	00029884	106,200.00	2001Mar
2	Pang Seng Lim	02/08/2007	1,000	14.7300	14,730.0000	00029801	14,730.00	2004Mar
3	Tan Chuan-Lye Richard	02/08/2007	4,000	10.4000	41,600.0000	00027797	41,600.00	2003Feb
4	Tan Chuan-Lye Richard	02/08/2007	9,500	14.7300	139,935.0000	00027797	139,935.00	2004Mar
5	Yeo Chee Tiong	02/08/2007	4,000	17.7000	70,800.0000	00025981	70,800.00	2001Mar
6	Yeo Koon Meng Benjamin	02/08/2007	4,000	17.7000	70,800.0000	00029850	70,800.00	2001Mar
		Total	**28,500**	**Total**	**444,065.0000**	**Total**	**444,065.00**	

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 11291.4204 / JOHN A. ROSS
- [ ] 70191.3934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065344(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING

accordingly :

- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	03/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516748943**	**66595810**	**0**
Amount of Issued Share Capital :	**4066150025.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066150025.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002465157A

Transaction No.	Company Registration No.	Company Name
C070443654	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002465157A	Date/Time : 03/08/2007 11:24
Transaction No	: C0704436554	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,369.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING

accordingly :	☐S0254044C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 03/08/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516752943**	**66595810**	**0**
Amount of Issued Share Capital :	**4066191625.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066191625.48**	**66595810**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002465173A

Transaction No.	Company Registration No.	Company Name
C070443679	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000000024651 73A	Date/Time : 03/08/2007 11:28
Transaction No	: C070443679	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,359.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800365556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING

accordingly :

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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BIZFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	03/08/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516763443**	**66595810**	**0**
Amount of Issued Share Capital :	**4066346290.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4066346290.48**	**66595810**	**0**

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/08/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002465273A

Transaction No.	Company Registration No.	Company Name
C070443799	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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BIZFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002465273A
Transaction No	: C070443799
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/08/2007 11:51

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DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,349.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

August 2, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **22,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,712,043	4,065,546,382.48	Before Exercise:	18,917,277
						Add New Option(s)	0
			Add Exercise:	22,900	355,843.00	Less Exercise:	22,900
						Less Lapsed Option(s)	0
			After Exercise:	1,516,734,943	4,065,902,225.48	After Exercise:	18,894,377

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 02 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Heng Kim Chwee	01/08/2007	2,000	17.7000	35,400.0000	00026740	35,400.00	2001Mar
2	Heng Kim Chwee	01/08/2007	2,000	20.8700	41,740.0000	00026740	41,740.00	2000Mar
3	Loh Chen-Ai	01/08/2007	3,000	14.7300	44,190.0000	00027854	44,190.00	2002Mar
4	Navinder Duggal	01/08/2007	3,000	14.7300	44,190.0000	00027003	44,190.00	2002Mar
5	Tan Boon Lian Amos	01/08/2007	5,000	14.7300	73,650.0000	00029918	73,650.00	2004Mar
6	Tan Tee Meng	01/08/2007	7,000	14.7300	103,110.0000	00029744	103,110.00	2002Mar
7	Tan Tee Meng	01/08/2007	900	15.0700	13,563.0000	00029744	13,563.00	2005Mar
		Total	**22,900**	**Total**	**355,843.0000**	**Total**	**355,843.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 02/08/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516714043**	**66595810**	**0**
Amount of Issued Share Capital :	**4065588122.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065588122.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002462579A

Transaction No.	Company Registration No.	Company Name
C070440535	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR00000C2462579A

Date/Time : 02/08/2007 12:00

Transaction No : C070440535

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,419.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	02/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516716043**	**66595810**	**0**
Amount of Issued Share Capital :	**4065623522.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065623522.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002462593A

Transaction No.	Company Registration No.	Company Name
C070440548	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002462593A

Date/Time : 02/08/2007 12:03

Transaction No : C070440548

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,409.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 02/08/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516729043**	**66595810**	**0**
Amount of Issued Share Capital :	**4065815012.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065815012.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002462629A

Transaction No.	Company Registration No.	Company Name
C070440579	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002462629A
Transaction No	: C070440579
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 02/08/2007 12:08

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,399.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐093190653 / FRANK WONG KWONG SHING ☐112914204 / JOHN A. ROSS ☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 02/08/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516734043**	**66595810**	**0**
Amount of Issued Share Capital :	**4065888662.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065888662.48**	**66595810**	**0**

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002462640A

Transaction No.	Company Registration No.	Company Name
C070440591	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002462640A	Date/Time : 02/08/2007 12:11
Transaction No	: C070440591	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,389.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 02/08/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516734943**	**66595810**	**0**
Amount of Issued Share Capital :	**4065902225.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065902225.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002462651A

Transaction No.	Company Registration No.	Company Name
C070440606	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000032462651A

Date/Time : 02/08/2007 12:14

Transaction No : C0704406006

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,379.00

This is a computer-generated receipt. No signature is required.

DBS

August 1, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **89,090** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,622,953	4,064,188,139.38	Before Exercise:	19,006,407
						Add New Option(s)	0
			Add Exercise:	89,090	1,358,243.10	Less Exercise:	89,090
						Less Lapsed Option(s)	40
			After Exercise:	1,516,712,043	4,065,546,382.48	After Exercise:	18,917,277

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 01 August 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Cheong Shen Lih	31/07/2007	3,000	17.7000	53,100.0000	00028332	53,100.00	2001Mar
2	Cheong Shen Lih	31/07/2007	4,000	17.7000	70,800.0000	00028332	70,800.00	2001Mar
3	Cheong Shen Lih	31/07/2007	920	14.7300	13,551.6000	00028332	13,551.60	2004Mar
4	Cheong Shen Lih	31/07/2007	540	15.0700	8,137.8000	00028332	8,137.80	2005Mar
5	Goh Leng Khiang	31/07/2007	300	15.0700	4,521.0000	00026591	4,521.00	2005Mar
6	Koh Kian Chew	31/07/2007	50,000	14.7300	736,500.0000	00026138	736,500.00	2002Mar
7	Lim Cher Tong	31/07/2007	90	15.0700	1,356.3000	00029595	1,356.30	2005Mar
8	Lim Cher Tong	31/07/2007	360	14.7300	5,302.8000	00029595	5,302.80	2004Mar
9	Lim Hai Yian	31/07/2007	3,000	14.7300	44,190.0000	00027664	44,190.00	2002Mar
10	Ong Wei Ling Serene	31/07/2007	5,700	14.7300	83,961.0000	00029694	83,961.00	2004Mar
11	Ong Wei Ling Serene	31/07/2007	3,180	15.0700	47,922.6000	00029694	47,922.60	2005Mar
12	Tan Sai Tien	31/07/2007	10,000	14.7300	147,300.0000	00026435	147,300.00	2002Mar
13	Tan Siu Chak Dick	31/07/2007	8,000	17.7000	141,600.0000	00029959	141,600.00	2001Mar
		Total	89,090	Total	1,358,243.1000	Total	1,358,243.10	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 kB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	01/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516637953**	**66595810**	**0**
Amount of Issued Share Capital :	**4064453639.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4064453639.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002459380A

Transaction No.	Company Registration No.	Company Name
C070436422	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002459380A Date/Time : 01/08/2007 11:38

Transaction No : C070436422

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,459.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmss*tt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	63000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	01/08/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516700953**	**66595810**	**0**
Amount of Issued Share Capital :	**4065381629.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065381629.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/08/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002459392A

Transaction No.	Company Registration No.	Company Name
C070436441	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002459392A	Date/Time : 01/08/2007 11:41
Transaction No	: C070436441	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,449.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 kB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6980		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	01/08/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516707933**	**66595810**	**0**
Amount of Issued Share Capital :	**4065484444.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065484444.78**	**66595810**	**0**

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PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/08/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002459443A

Transaction No.	Company Registration No.	Company Name
C070436497	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002459443A
Transaction No	: C070436497
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 01/08/2007 11:48

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,439.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4110		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	01/08/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516712043**	**66595810**	**0**
Amount of Issued Share Capital :	**4065546382.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4065546382.48**	**66595810**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	01/08/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002459463A

Transaction No.	Company Registration No.	Company Name
C070436521	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002459463A Date/Time : 01/08/2007 11:51

Transaction No : C070436521

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,429.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

END

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